UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

7 World Trade Center, Suite 4621
New York, NY 10007
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into A Material Definitive Agreement

On November 30, 2021, the Company and Hou Sing International Business Limited (“Hou Sing”) entered into a securities purchase agreement (the “SPA”), pursuant to which the Company agreed to issue and sell to Hou Sing an aggregate of 12,500,000 shares of common stock at a purchase price of $0.8 per share, for proceeds of $10,000,000 (the “Private Placement”).

The securities described above are being issued and sold by the Company pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, contained in Section 4(a)(2) thereof and Rule 506 of Regulation D and Rule 903 of Regulation S thereunder.

The form of the SPA is filed as Exhibit 99.2 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the exhibit.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release
99.2	Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 30, 2021	COLOR STAR TECHNOLOGY CO., LTD.

	By:	/s/ Basil Wilson
	Name:	Basil WILSON
	Title:	Chief Executive Officer

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